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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UTSTARCOM, INC.
Full Name of Registrant
N/A
Former Name if Applicable
1275 Harbor Bay Parkway
Address of Principal Executive Office (Street and Number)
Alameda, CA 94502
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

PLEASE SEE ATTACHED SHEET FOR RESPONSE TO PART III
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Francis P. Barton	510	864-8800
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes ☒                No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 9, 2006, the Company released its preliminary results for the fourth quarter ended December 31, 2005. Based on the preliminary results, the Company expects to report total revenues for the year ended December 31, 2005 of approximately $2.95 billion compared to $2.70 billion for the year ended December 31, 2004. The Company expects to report a net loss for the year ended December 31, 2005 of approximately $462 million compared to net income of $73.4 million for the year ended December 31, 2004. The preliminary 2005 results include asset impairment charges of approximately $218 million, restructuring charges of approximately $30 million and a valuation allowance tax charge for deferred tax assets of approximately $93 million. The preliminary 2005 results reflect known adjustments to date, but are subject to change as a result of any adjustments arising from the Audit Committee investigation and/or subsequent events prior to the filing of the Company’s Form 10-K and the completion of the audit of the financial statements by the Company’s independent registered public accounting firm.

		UTSTARCOM, INC.
		(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	March 16, 2006	By	/s/ Francis P. Barton

RESPONSE TO PART III

UTStarcom, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) by the prescribed due date due to circumstances described below.  The Company seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-K.

The Company needs additional time (i) to enable the Audit Committee of the Board of Directors of the Company to complete an investigation with regard to the circumstances surrounding the premature recognition of revenue on a contract with a customer in India and certain other transactions and (ii) for management to complete the preparation of its 2005 consolidated financial statements and its assessment as of December 31, 2005 of the Company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Audit Committee Investigation

As previously disclosed in the Company’s press release dated February 9, 2006, at the request of the UTStarcom management team, the Audit Committee of the Board of Directors of the Company is conducting an investigation with the assistance of independent counsel and forensic accountants with regard to the circumstances surrounding the premature recognition of revenue on a contract with a customer in India and certain other transactions. The Company recognized approximately $22 million in revenue on the contract, with total gross margin of less than one million dollars.  This revenue was recognized during several of the quarters from 2003 through 2005.  Significant progress has been made in connection with this investigation, and the Company’s management has begun to formulate and implement appropriate remedial measures at the request of the Audit Committee.  At the conclusion of this investigation, the Audit Committee will assess and evaluate the findings to determine if previously issued financial statements need to be revised.  The Form 10-K cannot be completed and filed until the Audit Committee has completed its review of the matters that are the subject of its investigation.

Sarbanes-Oxley Act Section 404 Assessment

Management is still in the process of assessing the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 as required under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, in part because of the above-mentioned investigation.

As previously disclosed in the Company’s 2004 Annual Report on Form 10-K, management concluded that due to the existence of material weaknesses, the Company’s internal control over financial reporting was not effective as of December 31, 2004. While management has not yet completed its assessment of internal control over financial reporting as of December 31, 2005, management has determined that due to the continued existence of certain of the previously identified material weaknesses, the Company’s management will conclude in its “Management Report on Internal Control Over Financial Reporting” to be included in the Form 10-K, that the Company’s internal control over financial reporting was not effective as of December 31, 2005. Also, as a result of these material weaknesses, the Company’s management believes that the report of its independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005.  A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The presently identified material weaknesses at December 31, 2005 are with respect to: (i) controls related to revenue recognition; (ii) controls related to the existence and valuation of inventory/deferred costs and the related cost of sales; (iii) controls related to the financial closing and reporting process; (iv) processes and controls related to the preparation of the Company’s provision of income taxes; (v) controls related to the segregation of duties and user access; (vi) the need to ensure the Company employs sufficient finance personnel with the necessary experience and technical accounting expertise, including knowledge of US generally accepted accounting principles, relative to their assigned level of responsibility, and; (vii) the need to ensure adequate processes and personnel exist to supervise and monitor decentralized locations.  Further, the Company has assessed that it did not maintain an effective control environment as of December 31, 2005.

Additionally, since management is continuing to assess the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, additional material weaknesses, including material weaknesses identified as part of the investigation noted above, may be identified.

In light of the foregoing, the Company will not be able to file the Form 10-K by March 16, 2006.  The Company’s management expects to complete its assessment of the Company’s internal control over financial reporting as of December 31, 2005 and expects the Audit Committee to complete its investigation in time for the Company to file the Form 10-K on or about April 30, 2006.